COPELAND TRUST

CLASS I SHARES

NON-12b-1 SHAREHOLDER SERVICE PLAN

WHEREAS, Copeland Trust, a Delaware statutory trust (the “Trust”), engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust is authorized to issue an unlimited number of shares of beneficial interest without par value (the “Shares”), which may be divided into one or more series of Shares (“Series”); and

WHEREAS, the Trust currently offers the Copeland Risk Managed Dividend Growth Fund and Copeland International Risk Managed Dividend Growth Fund (collectively, the "Funds" and individually, a “Fund”), each a Series of the Trust;

NOW THEREFORE, the Trust hereby adopts this Non-12b-1 Shareholder Service Plan (the “Plan”) for the Class I Shares of each Fund, on the following terms and conditions:

1.  Shareholder Service Activities.  Subject to the supervision of the Trustees of the Trust, the Trust may, directly or indirectly, engage in any activities related to the shareholder support or administrative services for the shareholders of the Class I Shares of each Fund, which activities may include, but are not limited to, the following:  (a) payments to securities dealers or other financial intermediaries, financial institutions, investment advisers and others that hold Fund shares for shareholders in omnibus accounts or as shareholders of record or provide or arrange to provide shareholder support or administrative services to the Fund and its shareholders ("Service Organizations"); (b) expenses of maintaining personnel (including personnel of organizations with which the Trust has entered into agreements related to this Plan) who render shareholder support or administrative services, including, but not limited to, allocated overhead, office space and equipment, telephone facilities and expenses, answering routine inquiries regarding the Trust, processing shareholder transactions, and providing such other shareholder services as the Trust may reasonably request; and (c) costs of implementing and operating this Plan.  The Trust is authorized to engage in the activities listed above, and in any other activities related to shareholder support or administrative services for Class I Shares of each Fund, either directly or through other persons with which the Trust has entered into agreements related to this Plan.

2.

Service Agreements and Fee

(a)  Service Agreements.  The Trust is authorized to execute and deliver, in the name and on behalf of each Fund, written agreements with Service Organizations, in substantially the form attached hereto or in any other form duly approved by the Fund's Board of Trustees ("Service Agreements").  Such Service Agreements shall require the Service Organizations to provide or arrange to provide certain shareholder support or administrative services to their clients who are record or beneficial owners of Class I shares of a Fund.  The Trust’s distributor and adviser and their affiliates are eligible to become Service Organizations and receive fees under this Plan.

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(b)  Fees.  Each Fund will pay a fee to Service Organizations, at the annual rate of 0.10% of the average daily net asset value of the Class I Shares of such Fund beneficially owned by or attributed to the clients of Service Organizations, that:  (i) hold Class I Shares for shareholders in omnibus accounts or as shareholders of record or provide or arrange to provide shareholder support or administrative services to the Fund and its shareholders; or (ii) render shareholder support services not otherwise provided by the Trust’s transfer agent, including, but not limited to, allocated overhead, office space and equipment, telephone facilities and expenses, answering routine inquiries regarding the Trust, processing shareholder transactions, and providing such other shareholder services as the Trust may reasonably request.  All expenses incurred by the Trust in connection with the Service Agreements and the implementation of this Plan shall be borne entirely by the holders of Class I Shares.

3.  Term and Termination.

(a)  This Plan shall become effective with respect to any Fund upon the later of (i) the issuance of the first Class I Shares of such Fund and (ii) the date on which this Plan is approved by vote of a majority of both (x) the Trust’s Board of Trustees and (y) those Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust and have no direct or indirect financial interest in this Plan or in any Service Agreements or other agreements related to this Plan (the “Independent Trustees”).

(b)  This Plan shall remain in effect for the period of one year from the date determined pursuant to paragraph 3(a) above and may be continued thereafter if this Plan is approved at least annually by a majority of the Trust’s Board of Trustees and a majority of the Independent Trustees.

(c)  This Plan may be terminated with respect to a Fund at any time by the vote of a majority of the Independent Trustees.  If this Plan is terminated, a Fund will not be required to make any payments for expenses incurred after the date of termination.

4.  Amendments.  All material amendments to this Plan must be approved in the manner provided for annual renewal of this Plan in Section 3(b) hereof.  In addition, this Plan may not be amended to increase materially the amount of expenditures provided for in Section 2 hereof for a Fund unless such amendment is approved by a vote of the Independent Trustees.

5.   Quarterly Reports.  The Treasurer of the Trust shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and any related agreement and the purposes for which such expenditures were made.

6.  Recordkeeping.  The Trust shall preserve copies of this Plan and any related agreement and all reports made pursuant to Section 6 hereof, for a period of not less than six years from the date of this Plan, the agreements or such reports, as the case may be, the first two years in an easily accessible place.

7.   Limitation of Liability.  A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of the State of Delaware and notice is hereby given that this

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Plan is executed on behalf of the Trustees of the Trust as trustees and not individually and that the obligations of each Fund under this instrument are not binding upon the Trustees, the shareholders of the Trust individually, or the assets or property of any other series of the Trust, but are binding only upon the assets and property of such Fund.

Adopted effective November 30, 2012

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